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                         June 24, 2021

       Xiaodong Chen
       CEO
       Blue Hat Interactive Entertainment Technology
       7th Floor, Building C, No. 1010 Anling Road
       Huli District, Xiamen, China 361009

                                                        Re: Blue Hat
Interactive Entertainment Technology
                                                            Registration
Statement on Form F-1
                                                            File No. 333-257265
                                                            Filed on June 22,
2021

       Dear Mr. Chen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Anne
McConnell at 202-551-3709 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Manufacturing